Exhibit 99.33

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada (except Québec), each of which permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. Notwithstanding the foregoing, the delivery to purchasers of a prospectus supplement containing the omitted information is not required where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada (except Québec), is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This final short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions. See “Plan of Distribution”.

Information has been incorporated by reference in this final short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon Metals Inc., 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 647-409-9150, and are also available electronically on SEDAR+ (www.sedarplus.ca) under Blue Moon Metals Inc.’s issuer profile.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 23, 2025

BLUE MOON METALS INC.
$200,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

Convertible Securities

Units

Blue Moon Metals Inc. (“Blue Moon” or the “Corporation”) may offer and sell from time to time the following securities: common shares in the capital of the Corporation (“Common Shares”), debt securities of the Corporation (“Debt Securities”), warrants to purchase Common Shares and/or other Securities (as defined herein) (“Warrants”), subscription receipts exchangeable for Common Shares and/or other Securities (“Subscription Receipts”), securities convertible into or exchangeable for Common Shares and/or other Securities (“Convertible Securities”), and units comprised of one or more of any of the other Securities, or any combination of such Securities (“Units”), or any combination thereof (all of the foregoing collectively, the “Securities” and individually, a “Security”) for up to an aggregate offering price of $200,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), in one or more transactions during the 25-month period that this final short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. One or more securityholders of the Corporation (each, a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Secondary Offering by Selling Securityholders”.

The specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Corporation or subsidiary of the Corporation. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. Unless specified otherwise in a Prospectus Supplement, the offerings are subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Securities may be sold through underwriters or dealers, directly by the Corporation and/or Selling Securityholders, pursuant to applicable statutory exemptions, or through agents designated from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to the Corporation or to any Selling Securityholder and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. A purchaser who acquires any Securities forming part of any underwriters’ over-allotment position acquires those securities under such respective Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, and Mr. Adam Wheeler and Mr. Scott Wilson, the qualified persons responsible for the Nussir Technical Report and the Blue Moon Technical Report, respectively, reside outside of Canada and have appointed Bennett Jones LLP as agent for service of process at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “MOON” and are also quoted on the OTCQX® Best Market (“OTCQX”) under the symbol “BMOOF” and the Frankfurt Stock Exchange (“FRA”) under the symbol “8SX0”. On September 22, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $3.41, the closing price of the Common Shares on the OTCQX was US$2.47 and the closing price of the Common Shares on the FRA was €2.00.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants, Subscription Receipts, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

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Prospective investors should be aware that the acquisition of the Securities may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Corporation’s business, financial condition, results of operations and prospects may have changed since such date.

The Corporation’s registered office is located at 1133 Melville Street, Suite 2700, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

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TABLE OF CONTENTS

GENERAL MATTERS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES	2
CURRENCY PRESENTATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
TECHNICAL INFORMATION	5
THE CORPORATION	6
THE BUSINESS OF THE CORPORATION	6
RECENT DEVELOPMENTS	7
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
SECONDARY OFFERING BY SELLING SECURITYHOLDERS	9
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	10
EARNINGS COVERAGE RATIOS	16
PRIOR SALES	16
TRADING PRICE AND VOLUME	16
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	16
RISK FACTORS	16
INTEREST OF EXPERTS	17
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	18
LEGAL MATTERS	18
AUDITORS, TRANSFER AGENT AND REGISTRAR	18
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	18
CERTIFICATE OF THE CORPORATION	C-1

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Corporation” or “Blue Moon” refers to Blue Moon Metals Inc. and its wholly-owned subsidiaries. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation (www.bluemoonmetals.com) shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain or incorporate by reference “forward-looking information” within the meaning of applicable Canadian securities laws concerning the business, operations, plans and financial performance and condition of the Corporation. In addition to the following cautionary statement, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Cautionary Statement Regarding Forward-Looking Information” in the AIF (as defined herein) or any subsequently filed annual information form of the Corporation, as well as the advisories section of any documents incorporated or deemed to be by reference herein, including those that are filed after the date hereof.

Except for statements of historical fact relating to Blue Moon, information contained herein constitutes forward-looking information, including any information related to an offering and Blue Moon’s strategy, plans or future financial or operating performance. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Prospectus, any Prospectus Supplement, or in the documents incorporated by reference in this Prospectus (including, but not limited to, any production guidance of the Corporation). In order to give such forward-looking information, the Corporation has made certain assumptions about its business, operations, the economy and the mineral exploration industry in general. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking information included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information. These factors, including, but not limited to: inherent risks associated with the business of exploring, development and mining; errors in management’s geological modelling; the inability of the Corporation to capitalize on mineralization on its properties in a manner that is economic; the timing and ability (if at all) to complete further exploration activities, including drilling; development, infrastructure, operating or technical difficulties on any of the Corporation’s properties; risks relating to costs, timing and ability (if at all) to advance the properties of the Corporation differing materially from estimates; the inability to obtain all authorizations and permits needed to continue advancing the Corporation’s properties in a timely manner (or at all); failure of the Corporation to complete any further studies for the Blue Moon Property (as defined herein) and the Nussir Property (as defined herein) in the timing contemplated (or at all); risks relating to the key assumptions, parameters, limitations and methods used in the Blue Moon Technical Report (as defined herein) and the Nussir Technical Report (as defined herein), including the mineral resources estimates contained therein; the prospects, if any, of the Blue Moon Property and the Nussir Property mineral deposits; the potential to extend mineralization down-plunge and at depth; the ability of exploration work (including drilling) to accurately predict mineralization; upgrading an inferred mineral resource to a measured mineral resource or indicated mineral resource category; the results of exploration activities; the global economic climate; dilution; environmental risks; community and non-governmental actions; fluctuations in currency markets; social acceptability or the Corporation’s projects; fluctuations in commodity prices; risks relating to capital market conditions and the ability of the Corporation to access sufficient capital on favourable terms or at all; changes in law, rules and regulations applicable to the Corporation and its operations; taxation, controls and regulations; risks relating to outbreaks of diseases and public health crises; risks relating to international conflict, geopolitical instability of war; risks relating to any imposition of tariffs or other trade restrictions; political or economic developments in Canada, the United States, Norway or in other countries in which the Corporation does business or may carry on business in the future; risks relating to foreign operations and enforcement of judgments; operating or technical difficulties in connection with exploration or development activities; employee relations; information systems security threats; the speculative nature of mineral exploration and development; obtaining necessary licenses and permits; contests over title to properties, especially title to undeveloped properties; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other geological data; environmental hazards; industrial accidents; unusual or unexpected formations, pressures, cave-ins and flooding; limitations of insurance coverage and the possibility of cost overruns or unanticipated costs and expenses, as well as those risk factors discussed or referred to in this Prospectus, the documents incorporated by reference into this Prospectus and those described in a Prospectus Supplement relating to a specific offering of Securities.

Although Blue Moon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding Blue Moon’s expected financial and operational performance and Blue Moon’s plans and objectives and may not be appropriate for other purposes.

All forward-looking information contained in this Prospectus, any Prospectus Supplement, and the documents incorporated by reference in this Prospectus is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Corporation as at the date hereof or thereof. The Corporation undertakes no obligation to update or revise the forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus, and each applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Securities.

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Corporation uses certain non-IFRS (as defined herein) performance measures in this Prospectus or in documents incorporated by reference herein, such as “working capital”, “cash costs”, “all-in sustaining cost” and “all in costs”. These are common performance measure but may not be comparable to similar measures presented by other issuers as it has no meaning under the IFRS Accounting Standards (“IFRS”). Working capital is calculated as the value of total current assets less the value of total current liabilities. Cash costs include mining, processing, refining, general and administration cots and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. All-in sustaining costs is defined as direct production costs plus general and administrative, exploration and evaluation, other expenses and sustaining capital expenditures. All-in costs includes all-in sustaining costs as well as initial capital. These terms do not have any standardized meaning according to IFRS and therefore many not be comparable to similar measures presented by other companies. The Corporation believes that these non-IFRS measures provides information useful to its shareholders in the understanding the Corporation’s performance and may assist in the evaluation of the Corporation’s business relative to that of its peers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation’s performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CURRENCY PRESENTATION

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to “$”,“C$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On September 22, 2025, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3816 (or C$1.00 = US$0.7238) and the daily exchange rate for one Norwegian Krone expressed in Canadian dollars, as quoted by the Bank of Canada, was NOK1.00 = C$0.1391 (or C$1.00 = NOK7.1891).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon, 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 647-409-9150, and are also available electronically on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) (www.sedarplus.ca) under the Corporation’s issuer profile. The filings of the Corporation on SEDAR+ (www.sedarplus.ca) are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents of the Corporation, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Corporation dated September 12, 2025 in respect of the financial year ended December 31, 2024 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Corporation as at and for financial years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon (“Annual Financial Statements”);

(c)	the management’s discussion and analysis of financial position and results of operations of the Corporation in respect of the financial years ended December 31, 2024 and 2023 (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis on the operations and financial position of the Corporation for the three and six months ended June 30, 2025;

(f)	the material change report of the Corporation dated March 7, 2025 in respect of, among other things, the acquisition of Nussir ASA and Nye Sulitjelma Gruver AS;

(g)	the material change report of the Corporation dated March 17, 2025 in respect of, among other things, the acquisition of Repparfjord Eiendom AS;

(h)	the material change report of the Corporation dated September 12, 2025 in respect of, among other things, the private placement with Oaktree Capital Management, L.P. and the bridge loan agreement entered into with Hartree Partners, L.P;

(i)	the business acquisition report of the Corporation dated May 10, 2025, as refiled on September 23, 2 025, in respect of the acquisition of Nussir ASA and Nye Sulitjelma Gruver AS;

(j)	the statement of executive compensation of the Corporation for the year ended December 31, 2024; and

(k)	the management information circular of the Corporation dated as of September 17, 2024 in respect of the annual meeting of shareholders of the Corporation held on October 17, 2024.

Any document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Corporation after the date of this Prospectus and all Prospectus Supplements (only in respect to the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in, and form an integral part of, this Prospectus.

Upon a new annual information form and new audited annual consolidated financial statements (and accompanying management’s discussion and analysis) being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management’s discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

In addition, certain marketing materials (as the term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

TECHNICAL INFORMATION

The Corporation’s material properties, as determined by National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), are the Blue Moon zinc-copper-gold-silver property in California, USA (the “Blue Moon Property”) and the Nussir copper-gold-silver property in Norway (the “Nussir Property”).

Except as otherwise indicated, all scientific and technical information relating to the Blue Moon Property and the Nussir Property, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus is supported by, as applicable:

•	Blue Moon Property: the technical report entitled “NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California” dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 (the “Blue Moon Technical Report”), prepared by Scott Wilson, C.P.G. SME-RM; Peter Szkilnyk, P.Eng.; Alan J. San Martin, P.Eng.; Richard Gowans, P.Eng.; Justin Taylor, P.Eng.; and Christopher Jacobs, C.Eng., MIMMM.

•	Nussir Property: the technical report entitled “Report NI 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway” dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025 (the “Nussir Technical Report”, together with the Blue Moon Technical Report, the “Technical Reports”), prepared by Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur Ing., FIMMM.

The Technical Reports are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Blue Moon Technical Report and the Nussir Technical Report, which have been filed and can be reviewed on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile. The Technical Reports are not, and shall not be deemed to be, incorporated by reference in this Prospectus or any of the documents incorporated by reference herein. Scientific and technical information relating to the Blue Moon Property and the Nussir Property is supported by technical information contained in the Corporation’s AIF, as incorporated by reference herein. See “Documents Incorporated by Reference”.

All scientific and technical information relating to the Blue Moon Property and the Nussir Property, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus, is based on (i) information contained in the technical reports referred to above, which have been prepared in accordance with the requirements of NI 43-101, and (ii) other information that has been prepared by or under the supervision of “qualified persons” (as such term is defined in NI 43-101) and included in this Prospectus with the consent of such persons.

Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, “indicated” and “inferred” mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an “indicated” or “inferred” mineral resource will ever be upgraded to a higher category of resource or, ultimately, a reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are exclusive of mineral reserves. Investors are cautioned not to assume that all or any part of a mineral deposit with resources in these categories will ever be converted into proven or probable reserves.

THE CORPORATION

The Corporation was registered and incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on January 15, 2007 under the name “Savant Explorations Ltd.” as a spin-out entity in connection with a spin-out transaction by the Corporation’s then parent company, Pacifica Resources Ltd. (now, EDM Resources Inc.) (“Pacifica”) of certain assets including, among other things, Pacifica’s interest in the Yava polymetallic sulphide property in Nunavut, the Blue Moon Property, the Tillex copper prospect in Ontario and various copper projects in Chile (the “Spin Out Transaction”). The Spin Out Transaction, which was effected by way of a plan of arrangement under section 288 of the BCBCA, was completed on June 6, 2007. On June 7, 2007, common shares of the Corporation (the “Common Shares”) commenced trading on the TSXV under the symbol “SVT”. On July 4, 2017, the Corporation changed its name to “Blue Moon Zinc Corp.” and in connection with the name change, the Common Shares commenced trading under a new symbol “MOON” on July 5, 2017.

As of the date of this Prospectus, the Corporation is a reporting issuer in Alberta, British Columbia and Québec.

The Common Shares are listed for trading on the TSXV under the symbol “MOON”, the Frankfurt Stock Exchange under the symbol “8SX0”, and the OTCQX Best Market under the symbol “BMOOF”. See “Market for Securities”.

The Corporation’s registered office is located at 2700-1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

THE BUSINESS OF THE CORPORATION

Blue Moon is a Canadian mineral exploration and development company focused on advancing its three polymetallic brownfield projects, being the Nussir copper-gold-silver property in Norway (the “Nussir Property”), the Blue Moon zinc-copper-gold-silver property in California, USA (the “Blue Moon Property”), and the NSG copper-zinc-gold-silver property in Norway.

The Corporation considers the Blue Moon Property and the Nussir Property to be its only material mineral properties for the purposes of NI 43-101. The Corporation holds a 100% interest in Keystone Mines Inc. which holds the mineral rights to the unpatented mining claims and patented lands associated with the Blue Moon Property, located in Mariposa County, California. The Corporation also holds a 93.55% interest in Nussir ASA which holds the extraction licences and exploration licences associated with the Nussir Property, located in Finmark county, Norway.

For additional information regarding the Corporation and its business, please consult the AIF incorporated by reference herein, which has been filed on SEDAR+ and can be reviewed at www.sedarplus.ca under the Corporation’s issuer profile.

RECENT DEVELOPMENTS

There have been no further material developments in the business of the Corporation since the date of the AIF that have not otherwise been disclosed in this Prospectus or the documents incorporated by reference herein. A summary of developments over the past three fiscal years can be found in the section entitled “General Development of the Business” in the AIF, which is available on SEDAR+ (www.sedarplus.ca) under Blue Moon’s issuer profile.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Corporation since the date of the Corporation’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Corporation from any offering of Securities, the proposed use of those proceeds, and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

As outlined in the Annual Financial Statements and Interim Financial Statements, the Corporation has negative cash flow from operating activities. See “Risk Factors”. The Corporation anticipates that negative operating cash flows will continue until such time as profitable commercial production can be achieved on the Corporation’s properties. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Corporation will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including the risk factors set forth in the applicable Prospectus Supplement and the documents incorporated by reference herein and therein.

Unless otherwise set forth in the applicable Prospectus Supplement, the Corporation will not receive any proceeds from the sale of Securities by any Selling Securityholder. See “Secondary Offering by Selling Securityholders”.

Milestones and Objectives

The table below outlines the key milestones, estimated timing and costs in respect of the Corporation’s material properties (the Blue Moon Property and the Nussir Property) for the next 12 months from the date of this Prospectus and also includes milestones and costs of the work program from the Blue Moon Technical Report and the Nussir Technical Report required to advance the Blue Moon Property and the Nussir Property, respectively, to the next phase. These milestones and estimates are based on the Corporation’s reasonable expectations and reasonable courses of action and current assumptions and judgment.

	Estimated Total Costs		Anticipated
Area	Required(1)		Remaining Costs			Estimated Timing of Completion
Nussir Property
Underground access (decline) preparation, exploration logistics and support		$4,000,000		Nil		Completed
Exploration – drilling 25,000 to 30,000 m		$6,000,000		$6,000,000		Q2 2026
Sampling / QA/QC		$3,000,000		$2,250,000		Q2 2026
Total		$13,000,000		$8,250,000

Blue Moon Property
Permitting of Exploration Decline	US$	500,000		Nil		Completed
Digitization of Exploration Decline	US$	25,000	US$	25,000		End of Q4 2025 / Early Q1 2026
Relogging and preservation of historical core	US$	45,000	US$	45,000		End of Q4 2025 / Early Q1 2026
Hiring of California-based project development team	US$	230,000	US$	100,000		Q4 2025
Exploration decline design, tender & award	US$	200,000	US$	80,000		Q3 2025
Total	US$	1,000,000	US$	250,000	(2)

Note:

(1)	Based on the Blue Moon Technical Report and the Nussir Technical Report.
(2)	Approximately $344,000, based on the Bank of Canada exchange rate as at August 29, 2025 (US$1.00 = C$1.3742).

As of August 29, 2025, the Corporation anticipates spending a total of approximately $8,594,000 over the next 12 months in order to meet its objectives and milestones. To fund its necessary activities related to the Blue Moon Property and the Nussir Property, the Corporation anticipates using (i) its working capital, which as of August 29, 2 025, was approximately $9,540,000 (including $9,570,000 in cash), as supplemented by (ii) approximately US$17,500,000 (approximately $24 million based on the Bank of Canada exchange rate as at August 29, 2025 (US$1.00 = C$1.3742)) received by the Corporation on September 4, 2025, comprising of US$12,500,000 from the initial draw under the bridge loan extended by Hartree Partners, LP and funds managed by Oaktree Capital Management, LP (“Oaktree”) and US$5,000,000 gross proceeds from a private placement with Oaktree. The Corporation will also use its working capital and available funds in order to meet its general and administrative expenses, which, as of August 29, 2025, is expected to be approximately $3,600,000 over the next 12 months.

The continuing operations of the Corporation are dependent on the ability of the Corporation to obtain additional financing to fund its anticipated costs and expenditures. There is no guarantee such financing will be secured, or available on a timely basis or on acceptable terms.

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Cautionary Statement Regarding Forward-Looking Information”.

PLAN OF DISTRIBUTION

The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, as applicable, up to an aggregate of $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.

The Corporation and/or the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation or any Selling Securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts, or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation or any Selling Securityholder will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

In connection with the sale of the Securities, underwriters, dealers, or agents may receive compensation from the Corporation, any Selling Securityholder or from other parties, including in the form of underwriters’, dealers’, or agents’ fees, commissions or concessions. Underwriters, dealers, and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable securities legislation and any such compensation received by them from the Corporation or Selling Securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires any Securities forming part of any underwriters’ over allotment position acquires those securities under such respective Prospectus Supplement, regardless of whether the over allotment position is ultimately filled through the exercise of the over allotment position or secondary market purchase.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or any Selling Securityholder, to indemnification by the Corporation and/or the Selling Securityholder against certain liabilities, including liabilities under applicable securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

The Securities will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exceptions, may not be offered or sold or otherwise transferred or disposed of in the United States or to or for the account of U.S. persons absent registration or pursuant to an applicable exemption from the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made other than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the secondary offering of the Securities by one or more Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any secondary offering of Securities by a Selling Securityholder will include, without limitation, the following information, to the extent required by applicable securities laws:

•	the names of the Selling Securityholders;

•	the number or amount of securities of the Corporation owned, controlled or directed by each Selling Securityholder;

•	the number or amount of Securities being distributed for the account of each Selling Securityholder;

•	the number or amount of securities of the Corporation to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding securities;

•	whether securities of the Corporation are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities;

•	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

•	if the Selling Securityholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, the name and address of the person or company the Selling Securityholder has appointed as agent for service of process, and, in such case, the Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

Blue Moon is authorized to issue an unlimited number of Common Shares without par value, an unlimited number of Class “A” preferred shares (the “Class A Preferred Shares”) with par value of $10 per share and an unlimited Class “B” preferred shares (the “Class B Preferred Shares”, and together with the Class A Preferred Shares the “Preferred Shares”) without par value. As at the date of this Prospectus, Blue Moon had 54,623,262 Common Shares issued and outstanding and no Preferred Shares are issued and outstanding. As at the date of this Prospectus, there were (i) 774,500 options to acquire Common Shares (“Options”), (ii) 224,506deferred share units (“DSUs”, or each a “DSU”) held by non-executive directors, and (iii) 62,500 restricted share units (“RSUs”, or each a “RSU”) held by officers and key employees of the Corporation.

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. No Common Shares have been issued subject to call or assessment. The directors may from time to time declare and authorize the payment of dividends in respect of the Common Shares. The Common Shares contain no pre-emptive conversion or exchange rights and have no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Blue Moon’s articles and by-laws, and the BCBCA.

Debt Securities

The Corporation may issue Debt Securities, separately or together with other Securities in any combination thereof, as the case may be. The Debt Securities will be issued under one or more indentures, in each case between the Corporation and a trustee to be determined by the Corporation and named in a Prospectus Supplement. A copy of the form of indenture in connection with offerings of Debt Securities will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Debt Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	aggregate principal amount and authorized denominations of such Debt Securities;

•	the manner of determining the offering price(s);

•	the currency in which the Debt Securities may be purchased and the currency in which the principal and any interest is payable;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	any mandatory or optional redemption provisions applicable to the Debt Securities;

•	any sinking fund or analogous redemption provisions applicable to the Debt Securities;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	the form of consideration for payment of any interest and/or principal payments (whether by cash, Common Shares or other Securities, or a combination thereof);

•	the trustee under the indenture pursuant to which the Debt Securities are to be issued;

•	the designation and terms of any Debt Securities which will be offered, if any, and the number of Debt Securities that will be offered;

•	any exchange or conversion terms;

•	any provisions relating to any security provided for the Debt Securities;

•	event of default provisions contained in the indenture pursuant to which the Debt Securities are to be issued;

•	whether the Debt Securities will be senior or subordinated to other liabilities of the Corporation;

•	if applicable, the identity of the Debt Security agent;

•	whether the Debt Securities will be listed on any securities exchange;

•	whether the Debt Securities will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Debt Securities are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Debt Securities;

•	material Canadian federal income tax consequences of owning the Debt Securities;

•	any other rights, privileges, restrictions and conditions attaching to the Debt Securities; and

•	any other material terms or conditions of the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The Corporation will not issue any guaranteed Debt Securities.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other Securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other Securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into other Securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the Securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying Securities.

Warrants

The Corporation may issue Warrants, separately or together with other Securities in any combination thereof, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency in which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying Securities.

Subscription Receipts

The Corporation may issue Subscription Receipts, separately or together with other Securities in any combination thereof, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. The applicable Prospectus Supplement will include details of the subscription receipt agreement or indenture governing the Subscription Receipts being offered. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the

Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities for which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;

•	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying Securities.

Convertible Securities

The Corporation may issue Convertible Securities, separately or together with other Securities in any combination thereof, as the case may be. The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following describes the general terms that will apply to any Convertible Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Convertible Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Convertible Securities, and the extent to which the general terms of the Convertible Securities described in this Prospectus apply to those Convertible Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of such Convertible Securities offered;

•	the price at which such Convertible Securities will be offered;

•	the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities;

•	the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities;

•	the period or periods during which any conversion or exchange may or must occur;

•	the designation and terms of any other Securities with which such Convertible Securities will be offered, if any;

•	the gross proceeds from the sale of such Convertible Securities;

•	whether the Convertible Securities will be listed on any securities exchange;

•	whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	certain material Canadian federal income tax consequences of owning the Convertible Securities; and

•	any other material terms and conditions of the Convertible Securities.

Units

The Corporation may issue Units, separately or together with other Securities or any combination thereof, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency in which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The Securities will not include any novel derivatives or asset-backed securities as described under Part 4 of NI 44-102 – Shelf Distributions.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

RISK FACTORS

There are various risks set out in the documents incorporated by reference herein, including the applicable Prospectus Supplement, that could have a material adverse effect upon, among other things, the exploration results, properties, business, business prospects and condition (financial or otherwise) of the Corporation. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

The Corporation has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Corporation’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Corporation’s ability to satisfy its obligations promptly as they become due. If the Corporation does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

In addition, sales of a substantial number of Common Shares by existing shareholders could occur. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs, it could impair the Corporation’s ability to raise additional capital through the sale of securities.

Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation can provide no assurance that it will successfully address any or all of these risks. For a list of risk factors, prospective purchasers should refer to risk factors outlined in the AIF under the heading “Risk Factors”, the risk factors outlined in the Annual MD&A under the heading “Financial Instrument Risk” and elsewhere in the documents incorporated by reference herein.

Prospective investors should carefully consider the risks described herein, in a document incorporated by reference herein or in the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

An investment in the Securities, as well as the Corporation’s prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

INTEREST OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to the Corporation:

•	Scott Wilson, C.P.G. SME-RM

•	Peter Szkilnyk, P.Eng.

•	Alan J. San Martin, P.Eng.

•	Richard Gowans, P.Eng.

•	Justin Taylor, P.Eng.

•	Christopher Jacobs, C.Eng., MIMMM

•	Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur Ing., FIMMM

Certain information of a scientific or technical nature contained in this Prospectus and in the documents incorporated by reference herein, was reviewed and approved by the persons listed above, who are “qualified persons” within the meaning of NI 43-101.

To the knowledge of the Corporation, as of the date hereof, each of the persons referenced above holds less than 1.0% of the outstanding securities of the Corporation or any associate or affiliate of the Corporation.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, and Mr. Adam Wheeler and Mr. Scott Wilson, the qualified persons responsible for the Nussir Technical Report and the Blue Moon Technical Report, respectively, reside outside of Canada. Mr. Johnstone, Dr. Thorburn, Mr. Wheeler and Mr. Wilson have appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4 as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon by Bennett Jones LLP on behalf of the Corporation. As of the date hereof, Bennett Jones LLP and its partners, counsel and associates, as a group, beneficially own, directly or indirectly, less than 1.0% of the outstanding securities of the Corporation. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Corporation is Odyssey Trust Company, located at 300 5th Avenue SW, Suite 1 230, Calgary, Alberta, T2P 3C4.

Davidson & Company LLP, having an address of 609 Granville Street, Suite 1200, Vancouver, British Columbia, V7Y 1H4, is the former auditor of the Corporation (until April 21, 2025) and has confirmed that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct (registered name of The Institute of Chartered Accountants of Ontario). Davidson & Company LLP resigned effective on April 21, 2025, and succeeded by MNP LLP, as the current auditors of the Corporation.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase Securities. This right may be exercised within two business days after receipt or deemed receipt of the Prospectus, the accompanying Prospectus Supplement relating to the Securities purchased by a purchaser and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, the accompanying Prospectus Supplement relating to the Securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not sent and delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In addition to statutory rights of withdrawal and rescission, original purchasers of Securities under this Prospectus (as supplemented or amended) that are convertible, exchangeable or exercisable securities, will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, in addition to the amount paid on original purchase of any Securities, the amount paid upon conversion, exchange or exercise of such Securities, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities, to the extent such securities are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus (as supplemented or amended) is limited, in certain provincial and territorial securities legislation, to the price at which the Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories of Canada, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories of Canada. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: September 23, 2025

This final short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this short form base shelf prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of each of the provinces and territories of Canada (except Québec).

(signed) “Christian Kargl-Simard”	(signed) “Frances Kwong”
Christian Kargl-Simard	Frances Kwong
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(signed) “Maryse Bélanger”	(signed) “Karin Thorburn”
Maryse Bélanger	Karin Thorburn
Director	Director

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